EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2012

Earnings:
Income before income taxes	$1,151.9
Add: Dividends from affiliates	10.3
Fixed charges	234.1

Total earnings	$1,396.3

Fixed charges:
Interest expense (a)	$130.3
Rent expense interest factor (b)	103.8

Total fixed charges	$234.1

Ratio of earnings to fixed charges	5.96x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.